UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-140931-01

AFS SenSub Corp. (with respect to AmeriCredit Prime Automobile Receivables Trust 2007-1)

(Exact name of registrant as specified in its charter)

801 Cherry Street, Fort Worth, Texas 76102; (817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 5.32233% Asset Backed Notes
Class A-2 5.34% Asset Backed Notes
Class A-3 5.27% Asset Backed Notes
Class A-4 Floating Rate Asset Backed Notes
Class B 5.35% Asset Backed Notes
Class C 5.43% Asset Backed Notes
Class D 5.62% Asset Backed Notes
Class E 6.96% Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
     Approximate number of holders of record as of the certification or notice date:

Class A-1 5.32233% Asset Backed Notes:	0

Class A-2 5.34% Asset Backed Notes:	11

Class A-3 5.27% Asset Backed Notes:	27

Class A-4 Floating Rate Asset Backed Notes:	3

Class B 5.35% Asset Backed Notes:	11

Class C 5.43% Asset Backed Notes:	9

Class D 5.62% Asset Backed Notes:	7

Class E 6.96% Asset Backed Notes:	10

     Pursuant to the requirements of the Securities Exchange Act of 1934, AFS SenSub Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 17, 2008	BY:	/s/ J. Michael May

	Name: Title:	J. Michael May Executive Vice President, Chief Legal Officer and Secretary